UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company Corporate Taxpayer’s ID no. 60.746.948/0001-12

Material Fact

In compliance with the provisions of Paragraph 4 of Article 157 of Law no. 6.404/1976 and CVM Instruction no. 358/2002, Banco Bradesco S.A. informs the market that it has revised some of its growth projections for 2018:

Indicator	Projection
	Previous	Current
Loan Portfolio (1)	3% to 7%	3% to 7%
Interest Earning Portion (2)	-4% to 0%	-4% to 0%
Provision of Services	4% to 8%	4% to 8%
Operating Expenses (3)	-2% to 2%	-2% to 2%
Insurance Premiums	4% to 8%	2% to 6%
ALL Expenses + Impairment (4)	R$16 billion to R$19 billion	R$13 billion to R$16 billion

 (1) Expanded Loan Portfolio

(2) Does not include impairment of financial assets

(3) Personnel and Administrative Expenses

(4) Includes the income from credit recovery and impairment of financial assets

For additional information, we suggest consulting the Report on Economic and Financial Analysis - 2nd Quarter / 2018, available at www.bradescori.com.br

The projections are not guarantees of future performance and they involve risks and uncertainties given that they are based on assumptions and that they depend on future events that may not happen.

Cidade de Deus, Osasco, SP, July 26, 2018

Banco Bradesco S.A.

Denise Pauli Pavarina

Executive Managing Officer and

Investor Relations Officer

Should you have any questions or require further information, please contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br

Mr. Eduardo Braga Poterio, phone 55 11 2194-0924, e-mail:  eduardo.b.poterio@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 26, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.